            	UNITED STATES SECURITIES AND EXCHANGE COMMISSION

	                      Washington, D.C. 20549

                             FORM 10-SB

                          THE GIZMO COMPANY
           ------------------------------------------------------------
             (Name of Small Business Issuer in its Charter)

         Nevada					                                 N/A
------------------------------------    -------------------------------------
(State or other jurisdiction of 	       (I.R.S. Employer Identification no.)
incorporation or organization)

16 Julia Street
Thornhill, Ontario Canada                 		                   L3T 4R9
--------------------------------------  --------------------------------------
(Address of principal executive offices)	        (Zip/Postal Code)

Issuer's telephone number: (905) 731-0189

Securities to be registered under Section 12(b) of the Act:

	Title of each class			Name of each exchange on which
	to be so registered				Each class to be registered


        None		                                   None
-----------------------  -------------------------------------
Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value per share
--------------------------------------------------------
(Title of class)

Copies of Communications Sent to:

Marvin N. Winick
16 Julia Street
Thornhill, Ontario L3T 4R9
Tel: (905) 731-0189 - Fax: (905) 764-3049

                                	INDEX


		Part I

	Item 1.	Description of Business	                              3.
	Item 2.	Management's Discussion and
	        Analysis or Plan of Operations	                       9.
	Item 3.	Description of Property                             	10.
	Item 4.	Security Ownership of Certain
		       Beneficial Owners & Management	                      10.
	Item 5. Directors, Executives, Officers,
         Promoters & Control Persons		                     			12.
	Item 6.	Executive Compensation	                              13.
	Item 7.	Certain Relationships & Related Transactions	       	14.
	Item 8.	Description of Securities	                           14.

		Part II

	Item 1.	Market For Common Equity & Other
		       Shareholder Matters				                            		15.
	Item 2.	Legal Proceedings                                   	15.
	Item 3.	Changes in and Disagreements with Accountants	      	17.
	Item 4.   Recent Sales of Unregistered Securities           	17.
	Item 5. 	Indemnification of Directors and Officers	          17.


	Part F/S	                                                    19.

	Part III   Exhibits	                                         19.

	Signatures	                                                  20.


PART I

Item 1.		Description of Business

Business Development

  	The Gizmo Company (the "Company") was organized on June 4, 2001, under the laws of the State of Nevada, having the stated purpose of engaging in any lawful activities. The Company was formed with the contemplated purpose to engage in identification, development and promotion of innovative products. The Company is hoping to launch a product line known as the Alert line, a long awaited cost efficient solution to the often expensive home security and safety market. The Alert line will provide both cost savings and increased capability. In addition will be searching for a viable entity upon which to merge and/or acquire that meets its business objectives.

  	The Company has never engaged in an active trade or business throughout the
period from June 4, 2001 until the filing of this form.   On June 5, 2001, the
Company issued common stock totaling 1,000,000 shares to its founders as follows: The LLAP Trust, 260,000 common shares, Daniel Aufgang, 200,000 common shares, Reuven Schwartz, 30,000 common shares, The Yerusha Trust, 225,000 common shares, Jeffrey Friedman, 225,000 common shares and Marvin Winick, 50,000 common shares.

  	The Company wishes to develop its business objectives outlined above and has also begun to consider and investigate potential business opportunities.  The
Company is considered a development stage company and, due to its status as a
"shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity.  Because of the Company's current status of having limited assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

	 On June 11, 2001, the Company also determined it should become active in developing its business objectives as well as start the process necessary in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses.


	 The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public.  Management believes that being a reporting company under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company.  In addition, management believes that this might make the Company more attractive to an operating business as a potential business combination candidate.  As a result of filing its registration statement, the
Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements.  The
Company intends to continue to voluntarily file these periodic reports under the
Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

	 Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination.

Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

 	The Company's principal executive offices are located at 37 Sycamore Drive Thornhill, Ontario Canada L3T 5V3 and its telephone number is (416) 733-9800.

Business of Issuer

	 The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully.  There can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

	 Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities as well as develop its primary business objective in developing its Alert line of consumer based product line for home safety and efficiency. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

	 The Company intends to use various sources in its search for potential business opportunities including its officer and director, consultants, special advisors, securities broker-dealers, venture capitalists, member of the financial community and others who may present management with unsolicited proposals. Because of the Company's limited capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. The Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. The Company will rely upon the expertise and contacts of such persons, will use notices in written publications and personal contacts to find merger and acquisition candidates, the exact number of such contacts dependent upon the skill and industriousness of the participants and the conditions of the marketplace. None of the participants in the process will have any past business relationship with management. To date the Company has not engaged nor entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes.

	 The Company does not intend to restrict its search to any specific kind of industry or business.  The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.
Management cannot predict at this time the status or nature of any venture in which
the Company may participate.  A potential venture might need additional capital or merely desire to have its shares publicly traded.  The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.  Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

 	Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary.  Such determination will generally be based on management's knowledge and experience,
(limited solely to working history - See "Item 5.  Directors, Executive
Officers, etc.") or with the assistance of outside advisors and consultants evaluating the preliminary information available to them.  Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities.  However, because of the Company's limited capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.  Management will not devote full time to finding a merger candidate, will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking.

 	In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

 	Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.


Form of Potential Acquisition or Merger

 	Presently the Company cannot predict the manner in which it might participate in a prospective business opportunity.  Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen.  The particular manner in which the
Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved.  Actual
participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation.  The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

 	Because of the Company's current status of inactivity since inception June 4,
2001, and its concomitant lack of assets and relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution to the Company's existing shareholders' interests.  There will probably be a change in control of the
Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company.  Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and the corresponding relative bargaining power of the parties.  However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.  Management may actively negotiate or otherwise consent to the purchase of any portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition.  In such an event, existing shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.  However the terms of the sale of shares held by present management of the Company will be extended equally to all other current shareholders if any.

 	Management does not have any plans to borrow funds to compensate any persons, consultants, or promoters in conjunction with its efforts to find and acquire or merge with another business opportunity.  Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger.  In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources.  In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time.  In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities.  Such a private sale would be limited to persons exempt under the
Commissions's Regulation D or other rule, or provision for exemption, if any applies.  However, no private sales are contemplated by the Company's management at this time.  If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company.  However, there can be no assurance that the
Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company.
The Company does not anticipate using Regulation S promulgated under the
Securities Act of 1933 to raise any funds any time within the next year, subject only to its potential applicability after consummation of a merger or acquisition.

 	In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction.  The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed upon at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Current management has not in the past used any particular
consultants, advisors or finders.   Management has not actively undertaken a
search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the representative in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

 	Management does not contemplate that the Company would acquire or merge with a business entity in which any officer or director of the Company has an interest.
Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. The Company's management has not had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues.  Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Possible Blank Check Company Status

 	While the Company may be deemed a "shell" company at this time, it does not constitute a "blank check" company under pertinent securities law standards.
Accordingly, the Company is not subject to securities regulations imposed upon companies deemed to be "blank check companies."  If the Company were to file a registration statement under Securities Act of 1933 and, at such time, priced its shares at less than $5.00 per share and continued to have no specific business plan, it would then be classified as a blank check company.

 	If in the future the Company were to become a blank check company, adverse consequences could attach to the Company. Such consequences can include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the additional steps required to comply with various federal and state laws enacted for the protection of investors, including so-called "lock-up" agreements pending consummation of a merger or acquisition that would take it out of blank check company status.

 	Many states have statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the companies securities or to undertake any offering of the

Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. In the event the Company undertakes the filing of a registration statement under circumstances that classifies it as a blank check company the provisions of Rule 419 and other applicable provisions will be complied with.


Rights of Shareholders

 	The Company does intend to provide its shareholders with complete disclosure documentation including audited finance statements concerning a target company and its business prior to any mergers or acquisitions.

Competition

 	Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's limited funds, it may be difficult to successfully compete with these other companies.

Employees

  	As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis. The funds needed in this case will be advanced by Mr. Friedman.

Facilities

  	The Company is currently using at no cost to the Company, as its principal place of business offices of one of its directors and officers (provided at no cost), located in Thornhill, Ontario Canada. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments

  	No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to part F/S of this Form 10-SB for a report of the Company's operating history from June 4, 2001 (inception) to June 15, 2001.



Item 2.		Management's Discussion and Analysis or Plan of Operation

 	The Company is considered a development stage company with limited assets or capital, and with no operations or income since inception June 4, 2001
The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by a shareholder, specifically Mr. Jeff Friedman (see Item 4, Security Ownership of
Certain Beneficial Owners and Management. Mr. Friedman  is an officer of the
Company.  Mr. Friedman has agreed to pay future costs associated with filing future reports under Exchange Act of 1934 if the Company is unable to do so.
It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and any additional needed funds will most likely be provided by the Company's existing shareholders or its sole officer and director in the immediate future.  Current shareholders have not agreed upon the terms and conditions of future financing and such undertaking will be subject to future negotiations, except for the express commitment of
Mr. Friedman to fund required 34 Act filings.  Repayment of any such funding will also be subject to such negotiations. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

	 In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger.  At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

	 Management plans may but do not currently provide for experts to secure a successful acquisition or merger partner so that it will be able to continue as
a going concern.   In the event such efforts are unsuccessful, contingent plans have been arranged to provide that the current Director of the Company is to fund required future filings under the 34 Act, and existing shareholders have expressed an interest in additional funding if necessary to continue the Company as a going concern.


Plan of Operation

 	During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company has limited funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. The Company will not require that the funds advanced by the officer and director to be repaid immediately by the target company. These funds will show as an accounts payable on the records of the Company to be repaid at such time as there are funds available to repay such advances. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

   Additionally the Company will be developing it prime business objective, that is to develop its Alert line of products in home safety and security devices.

 	The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis.  Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis.  Management is convinced that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.


Item 3.		Description of Property

 	The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.
There are no preliminary agreements or understandings with respect to office facilities in the future.



Item 4.		Security Ownership of Certain Beneficial Owners and Management

 	The following table sets forth information, to the best knowledge of the Company as of June 15, 2001, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.


Name of Address of		             Amount and Nature of
Beneficial Owner	                Beneficial Ownership     Percent of Class
-----------------                --------------------     ----------------

The LLAP Trust                   260,000    Common            26.0%
Guernsey,
Channel Islands

Daniel Aufgang                   200,000    Common            20.0%
Dan Lener 68h/3
Beit Shemesh, Israel
99000

Reuven Schwartz                   30,000    Common             3.0%
Maapalei HaEgoz 4/3
Beit Shemesh, Israel
99000

The Yerusha Trust                225,000    Common            22.5%
Guernsey
Channel Islands

Jeffrey Friedman                 225,000    Common            22.5%
37 Sycamore Drive
Thornhill, Ontario
L3T 5V3

Marvin Winick	                    50,000	   Common             5.0%
16 Julia Street
Thornhill, Ontario L3T 4R9


All Executive Officers and Directors
as a Group                       525,000    Common            52.5%


Item 5. Directors, Executive Officers, Promoters and Control Persons, Compliance with Section 16(a) of the Exchange Act.

	 The director and executive officer of the Company and his respective age is as follows:


Name				         Age		      Position
Les Fried        46         Chief Operating Officer

Jeffrey Friedman 46         President and Director

Reuven Schwartz  42         Vice-President

Marvin Winick	   51	        Director, President and Secretary/Treasurer



  All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

 	No director, or officer, or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

 	The business experience of the person listed above during the past five years is as follows:

  Mr. Les Fried has broad experience in product management, marketing, business development and law. He is a gifted writer and speaker. For the last 2 years he has worked as the product manager and eContent director for eXXactly.com Ltd. in Israel which is an ecommerce financial services company. For 2 years prior to this company he worked for Unoglobal Inc. a company involved in developing internet gaming systems. Before that he worked for Bridge House Management Consultants, a company that helped start-up companies locate venture capital.

  Mr. Jeff Friedman has owned his own insurance and business brokerage firm for over fifteen years. He has specialized in group insurance, pension plans, business and partnership insurance, executive compensation plans, disability and buy-out programs. Additionally he has assisted companies in securing venture capital, assisted businesses in connection with purchases and sales of businesses and has helped individuals and corporations divest themselves of business holdings.

  Mr. Reuven Schwartz has been the Quality Assurance Manager and has provided technical support for eXXactly.com Ltd. for approximately 1 year. For 1 year prior to this job he was the Quality Assurance Manager for MusicMare LLC. From November 1998 to July 1999 he worked for P.C. Home Repair resolving hardware and software problems for consumers, local businesses and non-profit organizations. From January 1996 to August 1998 he was the Technical Support Team Leader for a large international accounting firm, Arthur Anderson LLP out of Chicago, super-vising a four-man field service team to resolve computer problems for the firm's clients.


 	Mr. Marvin N. Winick, 51 years old, has been a Director of the Company since inception June 4, 2001.  Mr. Winick is a self employed Canadian accountant who has done consulting and accounting for several U.S. companies including
Omicron Technologies, Inc., Dyncom , Inc. Nature Treat Products Inc. and
Auto.com Inc. He has been a director of a public company Tokn, Inc. since 1989.
Mr. Winick has had several years of computer, accounting and experience in US securities laws which has helped him to assist other companies as mentioned above.

  Mr. Daniel Aufgang has been a computer consultant for over 10 years and has worked on project management and design for major companies in the lottery, offshore financial and credit card processing fields.

  	Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of the Company on Forms 3, 4, and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, Mr. Winick comprises all of the Company's executive officers, directors and greater than 10% beneficial owners of its common Stock, will comply with Section 16(a) filing requirements applicable to them before the end of the Company's current fiscal year.

Item 6.		Executive Compensation

 	The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors.  The Company has not paid any salaries or other compensation to its officer or director since inception.  Further, the Company has not entered into an employment agreement with  its officer, director or any other persons and no such agreements are anticipated in the immediate future.  It is intended that the Company's director will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration.  As of the date hereof, no person has accrued any compensation from the Company.

Item 7.		Certain Relationships and Related Transactions

	 On June 5, 2001, 1,000,000 shares were issued to the founders of the Company in exchange for a commitment to arrange to pay the costs of the continued
operations and to seek out a merger or acquisition on behalf of the Company.

 	In addition Mr. Fried has paid for the cost and expenses associated with the filing of this Form 10-SB and other operations of the Company.

 	At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although the Company has a very large amount of authorized but unissued Common Stock and Preferred Stock which may be issued without further shareholder approval or notice, the Company intends to reserve such stock for the Rule 504, 505 and 506 offerings for acquisitions.

 	From inception(June 4, 2001), there have not been any other transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

	 Les Fried may be deemed to be a "promoter" of the Company as that term is defined under the Rules and Regulations promulgated under the Act.



Item 8.		Description of Securities

Common Stock

	 The Company is authorized to issue 50,000,000 shares of common stock, par value $.001, of which 1,000,000 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

	 Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The Company is authorized to issue 5,000,000 shares of preferred stock, par value $ .001. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. At the present time no terms, conditions, limitations or preferences have been established. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of preferred stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.

Part II

Item 1.		Market For Common Equity and Other Shareholder Matters.

 	No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority.  The Company intends to make application to the
NASD for the Company's shares to be quoted on the OTC Bulletin Board.  The application to the NASD is expected to be made during the Commission comment period for this Form 10-SB or immediately thereafter.  The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c211 of the Securities Exchange Act of
1934, as amended.  Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service.

 	The Company is not aware of any existing trading market for its common stock.
The Company's common stock has never traded in a public market.  There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of the Company's securities.

 	If and when the Company's common stock is traded in the over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

	 The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions.
Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on
The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission.
If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

	 For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase.  Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market.  A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities.  Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.  Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

	 As of  June 15, 2001,  there was 6 holder of record of the Company's common stock.

 	As of the date hereof, the Company has issued and outstanding 1,000,000 shares of common stock.  All of this stock remains restricted under Rule 144 since such shares are held by the officers, directors or related entities.

Dividend Policy

 	The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future.  The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Public Quotation of Stock

 	The Company has not as of this date, but intends to request in the immediate future a broker-dealer who has not been identified at this time, to act as a market maker for the Company's securities.  Thus far the Company has not requested a market maker to submit the Company's Form 10-SB to the National
Association of Securities  Dealers and to serve as a market maker for the
Company's Common Stock.  The Company anticipates that other market makers may be requested to participate at a later date.  The Company will not use consultants to obtain market makers.  There have been no preliminary discussions between the
Company, or anyone acting on its behalf, and any market maker regarding the future trading market for the Company.  It is anticipated that the market maker will be contacted prior to an acquisition or merger and only by management of the Company.


Item 2.		Legal Proceedings

	 The Company is currently not a party to any pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.  The Company is newly incorporated (June 4, 2001) and has been inactive since that date and through the date of this Form 10-SB.

Item 3.		Changes in and Disagreements with Accountants

 	Item 3 is not applicable to this Form 10-SB.

Item 4.		Recent Sales of Unregistered Securities

	There have been no sales of unregistered securities to date.

Item 5.		Indemnification of Directors and Officers

	Article XI of the Company's Amended Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

	(a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative
(other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

 	(b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys'
fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

 	(c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

 	(d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

 	(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

 	(f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

 	(g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.

Transfer Agent

 	The Company is serving as its own transfer agent until it becomes eligible for quotation with NASD.

PART F/S

Financial Statements and Supplementary Data

	 The Company's financial statements from inception June 4, 2001 to June 15,
2001 have been examined to the extent indicated in their reports by Michael
Johnson & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to
Regulation S-B as promulgated by the Securities and Exchange Commission and are
included herein, on Page F-1 hereof in response to Part F/S of this Form 10-SB.

PART III

Item 1.		Index to Exhibits

	The following exhibits are filed with this Registration Statement:


Exhibit No.			Exhibit Name
3(i).1	       Articles of Incorporation filed June 4, 2001

3(ii).1	      By-laws

3(iii) 1			  	Amendment to by-laws.

3(iv)	        Corporate Charter


Item 2.		Description of Exhibits

            	See Item 1 above.

                                	Signatures

 	In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

						                              	The Gizmo Company
							                              (Registrant)

Date: June 19, 2001 	             BY: 	JEFFREY FRIEDMAN
                                      ---------------------------
        	                              Jeffrey Friedman, President




	 In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



Date   		                            Signature 	               Title
June 19, 2001                 BY:    /S/ JEFFREY FRIEDMAN     Director
                                 ------------------------
		                               Jeffrey Friedman, President






       1                                                     Exhibit 3(i).1


                            ARTICLES OF INCORPORATION
						                             	OF
                              THE GIZMO COMPANY
[STAMP]

            FIRST:	The name of this corporation is:

                          THE GIZMO COMPANY

           SECOND:	The address of the resident agent in the state of
     Nevada is 502 East John Street, Carson City, Nevada, 89706.
     The name and address of its resident agent is CSC Services of Nevada, Inc., at the above address.

           THIRD:	The nature of the business or objects or purposes proposed
     may be organized under the General Corporation Law of the State of Nevada;

           To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Nevada.

           FOURTH:	The total authorized capital stock of the corporation is
     55,000,000 shares; of which 50,000,000 shares shall be Common stock; and 5,000,000 shares shall be Preferred stock all with a par value of $.00l each.

           FIFTH:	The governing board of this corporation shall be known as
     directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided in the by-laws of this corporation, provided that the number of directors shall not be reduced less than one unless there is less than one stockholder.

     The name and post office address of the first board of directors, which shall be one in number, is as follows:

	    NAME	                               POST OFFICE ADDRESS
	Marvin Winick	                          16 Julia Street
	                                       	Thornhill, Ontario,
                                         Canada L3T 4R9


          SIXTH:	The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.


		       SEVENTH:	The name and post office address of the incorporator signing the articles of incorporation is as follows:


NAME                              	POST OFFICE ADDRESS
	B. Gould                          502 East John Street
	                                 	Carson City, NV 89706


          EIGHTH:	The corporation is to have perpetual existence.

          NINTH:	In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized, subject to the by-laws, if any, adopted by the shareholders, to make, alter or amend the by-laws of the corporation.

         TENTH:	Meetings of stockholders may be held outside of the State of
      Nevada at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

         ELEVENTH:	This corporation reserves the right to amend, alter, change
      or repeal any provision contained in the articles of incorporation, in the manner now or hereafter prescribed, and all rights conferred upon stockholders herein are granted subject to this reservation.

        I, THE UNDERSIGNED, being the sole incorporator herein before named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this fourth day of June, A.D. 2001.

                                						  /s/ B. Gould
											                          ---------------------------------
                                      B. Gould, Incorporator




       1                                          Exhibit 3(ii).1

                              BY LAWS

                                 OF

                         THE GIZMO COMPANY
                        (a Nevada corporation)

                               ______

                             ARTICLE I
                             ---------

                           STOCKHOLDERS
                           ------------


  	1.  CERTIFICATE REPRESENTING STOCK.  Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any,
or by the President or a vice-President and by the Treasurer or an Assistant
Treasurer or the Secretary or an Assistant Secretary of the corporation or by agents designated by the Board of Directors, certifying the number of shares owned by him in the corporation and setting forth any additional statements that may be required by the General Corporation Law of the State of Nevada (General
Corporation Law).  If any such certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, a facsimile of the signature of the officers, the transfer agent or the transfer clerk or the registrar of the corporation may be printed or lithographed upon the certificate in lieu of the actual signatures.  If any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any certificate or certificates shall cease to be such officer or officers of the corporation before such certificate or certificates shall have been delivered by the corporation, the certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer officers of the corporation.

  	Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, the certificates representing stock of any such class or series shall set forth thereon the statements prescribed by the General Corporation Law.  Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

  	The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of any lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate.


  	2. FRACTIONAL SHARE INTERESTS. The corporation is not obliged to but may execute and deliver a certificate for or including a fraction of a share. In lieu of executing and delivering a certificate for a fraction of a share, the corporation may proceed in the manner prescribed by the provisions of Section
78.205 of the General Corporation Law.

  	3. STOCK TRANSFERS.   Upon compliance with provisions restricting the
transfer of registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered bolder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes, if any, due thereon.

  	4. RECORD DATE FOR STOCKHOLDERS. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to exercise any rights in respect of any changed, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If a record date is not fixed, the record date is at the close of business on the day before the day on which notice is given or, if notice is waived, at the close of business on the day before the meeting is held. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders applies to an adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. The directors must fix a new record date if the meeting is adjourned to a date more than sixty days later than the date set for the original meeting.

  	5. MEANING OF CERTAIN TERMS.  As used in these Bylaws in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "Shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the Articles of Incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the articles of incorporation may provide for more than one class or series of shares of stock, one more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the Articles of Incorporation.

	6. STOCKHOLDER MEETINGS.

  	- TIME.  The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of preceding annual meeting.  A special meeting shall be held on the date and at the time fixed by the directors.

  	- PLACE.  Annual meetings and special meetings shall be held at such place, within or without the State of Nevada, as the directors may, from time to time, fix.

  	- CALL.  Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

  	- NOTICE OR WAIVER OF NOTICE.  Notice of all meetings shall be in writing and signed by the President or a Vice-President, or the Secretary, or an Assistant
Secretary, or by such other person or persons as the directors must designate.
The notice must state the purpose or purposes for which the meeting is called and the time when, and the place, where it is to be held.  A copy of the notice must be either delivered personally or mailed postage prepaid to each stockholder not less than ten nor more than sixty days before the meeting.  If mailed, it must be directed to the stockholder at his address as it appears upon the records of him, or his duly authorized attorney, either before or after the meeting; and if notice of any kind is required to be given under the provisions of the General Corporation Law, a waiver thereof in writing and duly signed whether before or after the time stated therein, shall be deemed equivalent thereto.

  	- CONDUCT OF MEETING.  Meetings of the stockholders shall be presided over by one of the following officers in order of seniority and if present and acting -
the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the
President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders.  The
Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant
Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

  	- PROXY REPRESENTATION.  At any meeting of stockholders, any stockholder may designate another person or persons to act for him by proxy in any manner described in, or otherwise authorized by, the provisions of Section 78.355 of the General Corporation Law.

  	- INSPECTORS.  The directors, in advance of any meeting, any, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof.  If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors.  In case of any person wh may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat.  Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability.  The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with to right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders.  On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

  	- QUORUM. A majority of the voting power, which includes the voting power that is present in person or by proxy, regardless of whether the proxy has authority to vote on all matters, constitutes a quorum at a meeting of stockholders for the transaction of business unless the action to be taken at the meeting shall require a greater proportion. The stockholders present may adjourn the meeting despite the absence of a quorum.

  	- VOTING.  Each share of stock shall entitle the holder thereof to one vote.
In the election of directors, a plurality of the votes cast shall elect.  Any other action is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except where the
General Corporation Law, the Articles of Incorporation, or these Bylaws prescribed a different percentage of votes and/or a different exercise of voting power.  In the election of directors, voting need not be by ballot; and, except as otherwise may be provided by the General Corporation Law, voting by ballot shall not be required for any other action.

  	Stockholders may participate in a meeting of stockholders by means of a conference telephone or similar method of communication by which all persons participating in the meeting can hear each other.

  	7.  STOCKHOLDER ACTION WITHOUT MEETINGS.  Except as may otherwise by provided by the General Corporation Law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.  In no instance where action is authorized by written consent need a meeting of stockholders be called or noticed.


                             ARTICLE II
                             ----------

                             DIRECTORS
                             ---------

	  1.  FUNCTIONS AND DEFINITIONS.   The business and affairs of the corporation
shall be managed by the Board of Directors of the corporation. The Board of
Directors shall have authority to fix the compensation of the members thereof for services in any capacity.  The use of
the phrase "whole Board" herein refers to the total number of directors which the corporation would have if there were no vacancies.


	  2.  QUALIFICATIONS AND NUMBER.  Each director must be at least 18 years of age.  A director need not be a stockholder or a resident of the State Of Nevada.
The initial Board of Directors shall consist of one person.  Thereafter the number of directors constituting the whole board shall be at least two.  Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be two.  The number of directors may be increased or decreased by action of the stockholders or of the directors.

  	3.  ELECTION AND TERM.   Directors may be elected in the manner prescribed by
the provisions of Sections 78.320 through 78.335 of the General Corporation Law of Nevada.  The first Board of Directors shall hold office until the first election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal.  Any director may resign at any time upon written notice to the corporation.  Thereafter, directors who are elected at an election of directors by stockholders, and directors who have elected in the interim to fill vacancies and newly created directorships, shall hold office until the next election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal.  In the interim between elections of directors by stockholders, newly created directorships and any vacancies in the Board of
Directors, including any vacancies resulting from the removal of directors for cause or without cause by the stockholders and not filled by said stockholders, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

  	4.  MEETINGS.

  	- TIME.  Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

  	- PLACE.  Meetings shall be held at such place within or without the State of
Nevada as shall be fixed by the Board.

  	- CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, of the President, or of a majority of the directors in office.

  	- NOTICE OR ACTUAL CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice if any need not be given to a director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein.

  	- QUORUM AND ACTION. A majority of the directors then in office, at a meeting duly assembled, shall constitute a quorum. A majority of the directions present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as the Articles of Incorporation or these Bylaws may otherwise provide, and except as otherwise provident by the General Corporation Law, the act of the directors holding a majority of the voting power of the directors, present at a meeting at which a quorum is present, is the act of the board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

  	Members of the Board or of any committee which may be designated by the Board may participate in a meeting of the Board or of any such committee, as the case may be, by means of a telephone conference or similar method of communication by which all persons participating in the meeting hear each other.  Participation in a meeting by said means constitutes presence in person at the meeting.

  	- CHAIRMAN OF THE MEETING.  The Chairman of the Board, if any and if present and acting, shall preside at all meetings.  Otherwise, the Vice-Chairman of the
Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

  	5. REMOVAL OF DIRECTORS. Any or all of the directors may be removed for cause or without cause in accordance with the provisions of the General Corporation Law.

  	6.  COMMITTEES.   Whenever its number consists of two or more, the Board of
Directors may designate one or more committees which have such powers and duties as the Board shall determine.  Any such committee, to the extent provided in the resolution or resolutions of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal or stamp of the corporation to be affixed to all papers on which the corporation desires to place a seal or stamp.  Each committee must include at least one director.  The
Board of Directors may appoint natural persons who are not directors to serve on committees.

  	7. WRITTEN ACTION. Any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board or of the committee, as the case may be.


                                 ARTICLE III
                                 -----------

                                  OFFICERS
                                  --------

  	1.  The corporation must have a President, a Secretary, and a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a
Chairman of the board, a Vice-Chairman of the board, an Executive Vice-
President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant treasures, and such other officers and agents with such titles as the resolution choosing them shall designate.  Each of any such officers must be natural persons and must be chosen by the Board of Directors or chosen in the manner determined by the Board of Directors.


  	2.  QUALIFICATIONS.   Except as may otherwise be provided in the resolution
choosing him, no officer other than the Chairman of the Board, if any, and the
Vice-Chairman of the board, if any, need be a director.

	  Any person may hold two or more offices, as the directors may determine.

  	3. TERM OF OFFICE. Unless otherwise provided in the resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen or until his resignation or removal before the expiration of his term.

  	Any officer may be removed, with or without cause, by the Board of Directors or in the manner determined by the Board.

  	Any vacancy in any office may be filled by the Board of Directors or in the manner determined by the Board.

  	4. DUTIES AND AUTHORITY. All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolution designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions or instruments may be inconsistent therewith.


                              ARTICLE IV
                              ----------

                           REGISTERED OFFICE
                           -----------------


  	The location of the initial registered office of the corporation in the State of Nevada is the address of the initial resident agent of the corporation, as set forth in the original Articles of Incorporation.


  	The corporation shall maintain at said registered office a copy, certified by the Secretary of State of the State of Nevada of its Articles of Incorporation,
and all amendments thereto, and a copy, certified by the Secretary of the corporation, of these Bylaws, and all amendments thereto.  The corporation shall also keep at said registered office a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of
shares held by them respectively or a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where such stock ledger or duplicate stock ledger is kept.


                              ARTICLE V
                              ---------

                          CORPORATE SEAL OR STAMP
                          -----------------------

  	The corporate seal or stamp shall be in such form as the Board of Directors may prescribe.


                             ARTICLE VI
                             ----------

                             FISCAL YEAR
                             -----------

  	The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.


                             ARTICLE VII
                             -----------

                         CONTROL OVER BYLAWS
                         -------------------

  	The power to amend, alter, and repeal these By laws and to make new Bylaws shall be vested in the Board of Directors subject to the Bylaws, if any, adopted by stockholders.


  	I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the
Bylaws of The Gizmo Company a Nevada corporation, as in effect on the date hereof.



  	WITNESS my hand and the seal or stamp of the corporation.



Dated:  June 5, 2001




					                           		__s/s M.WINICK___________________
							                       Marvin Winick Secretary of The Gizmo Company

(SEAL)

                     ORGANIZATION CONSENT IN WRITING OF DIRECTORS
                     --------------------------------------------

                                      OF

                               THE GIZMO COMPANY
                            (a Nevada corporation)

                                   _______

                         (Organized:   June 4, 2001 )


  	The undersigned, constituting all of the directors named in the Articles of
Incorporation of the above-named corporation, do hereby consent in writing to the adoption of the following resolutions:

  	RESOLVED: That the Bylaws annexed hereto be and they are hereby adopted as the initial Bylaws of the corporation.

  	RESOLVED: That the following be and they are hereby chosen as the officers of the corporation until the first meeting of directors after the first annual meeting of stockholders and until their successors are chosen and qualified or until their earlier resignation or removal:

  	President:  Jeff Friedman
  	Secretary:  Marvin Winick
	  Treasurer:  Marvin Winick

                             							__s/s M. WINICK________
							                             Marvin Winick, Director

                            							___s/s JEFF FRIEDMAN____
							                             Jeff Friedman, Director

                           							_________________________
								                                        	, Director


*Section 78.315 of the General Corporation Law authorizes all directors to consent in writing in lieu of meeting.


       1                                             Exhibit 3(iii).1



[STATE SEAL]


                                 CORPORATE CHARTER



I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that THE GIZMO COMPANY did on June 4, 2001 file in this office the original Articles of Incorporation; that said Articles are now on file and of records in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.


    		IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great
      Seal of State, at my office, in Carson City, Nevada, on June 5, 2001

[STATE SEAL]                                   	/s/ DEAN HELLER
                                               -----------------
                                                Secretary of State


                                            		By /s/ Kathleen Perusse

		                                            	Certification Clerk

                       CERTIFICATE OF ACCEPTANCE

                                  OF

                      APPOINTMENT OF RESIDENT AGENT


                                  OF

                            THE GIZMO COMPANY


  I, B. Gould, Authorized Representative, on behalf of CSC Services of Nevada, Inc. hereby accepts appointment as Resident Agent of the above-named corporation.


By:/s/ B. GOULD                              June 4, 2001
  ----------------
Authorized Representative


       1                                                Exhibit 3(iv).1



                              	AMENDMENT
                               	TO THE
	                             BY-LAWS OF
	                         THE GIZMO COMPANY


		Pursuant to the provisions of the Nevada Business Corporations Act,
THE GIZMO COMPANY(the "Corporation") adopts the following  Amendment to the By-
Laws:


1.		Article II of the By-Laws is amended to add Paragraph 8 as
follows:


	8. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

    To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its shareholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.

	2.	The Amendment was duly adopted by unanimous written consent
    of the directors of the Corporation on June 5, 2001 and by the shareholders owning a majority of the outstanding voting stock of the corporation and such majority of votes was sufficient approval.

5.		The effective date of this Amendment is June 5, 2001.


	Dated:		June 5, 2001

                               /s/ JEFF FRIEDMAN
                              -----------------------
                              Jeff Friedman, President

                     	RESOLUTION OF THE BOARD OF DIRECTORS
                                    	OF

                             	THE GIZMO COMPANY

		 Pursuant to the provisions of the Nevada  Business Corporations Act, the following resolution is passed as a resolution of the Directors of the
Corporation consented to in writing by all the Directors of the Corporation on the 5th day of June, 2001.

   WHEREAS the Corporation desires to change its by-laws and add additional articles as set out below.

	BE IT RESOLVED, THAT:

 1.	Article II of the By-Laws is amended to add Paragraph 8 as follows:


	8. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

    To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its shareholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.

	2.	This proposed amendments be put before the majority shareholders of the
    Corporation for approval without a meeting pursuant to the Nevada
    Business Corporations Act.

 3. The record date for this shareholders action will be June 5, 2001.

 4. Any officer or director of the Corporation is hereby authorized, empowered, and directed, in the name of and on behalf of the Corporation, to execute, deliver and file any and all documents to take any and all other action that may be necessary, appropriate, or expedient in order to accomplish the purposes and intent of the foregoing resolution.

	5. 	This resolution may be signed in counterparts and transmitted by facsimile, and that each copy will together constitute but one document and be deemed to be an original.

	DATED this 5th day of June, 2001


	   /s/ M WINICK
    ---------------
    Marvin Winick




                       ACTION BY SHAREHOLDERS
	                       WITHOUT A MEETING OF
	                         THE GIZMO COMPANY
                      	(A Nevada Corporation)


	 On this 5th day of June 2001, the Shareholder whose signature appears below, has consented to the action and resolution contained herein, such action being taken pursuant to the authority provided by the Nevada Business Corporations Act . As of this date, the Corporation has issued and outstanding a total of 1,000,000 shares of fully paid, non-assessable common stock. The undersigned Shareholder represents 505,000 shares which is 50.5% of the total issued and outstanding shares.

BE IT RESOLVED, that

1.		Article II of the By-Laws is amended to add Paragraph 8 as follows:


	8. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICER

    To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its shareholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.


  	The undersigned by his signature below, hereby consents to this action without notice and without a meeting, and adopt the foregoing Resolution.



     /s/ M WINICK                     /s/ JEFFREY FRIEDMAN
     -------------                    ---------------------
     Marvin Winick					               Jeffrey Friedman
     Shares Represented 50,000 or     Shares Represented 225,000 or
                        ======                           =======
                5.0 %                          22.5%
                ====                           ====

     /s/ DANIEL AUFGANG              /s/ REUVEN SCHWARTZ
     --------------------            ----------------------
     Daniel Aufgang                  Reuven Schwartz
     Shares Represented 200,000 or   Shares Represented 30,000 or
                        =======                         ======

               20.0%                           3.0%
               ====                            ===

                               THE GIZMO COMPANY
                          (A Development Stage Company)

                            Financial Statements
                                June 15, 2001

                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
The Gizmo Company


   We have audited the accompanying balance sheet of The Gizmo Company(A Development Stage Company) as of June 15, 2001 and the related statement of operations, cash flows, and changes in stockholders' equity for the period June 4, 2001(inception) to June 15, 2001 then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Gizmo Company at June 15, 2001, and the results of their operations and their cash flows for the period, June 4, 2001 (inception) to June 15, 2001 in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Michael Johnson & Co., LLC
Denver, Colorado
June 19, 2001

THE GIZMO COMPANY
(A Development Stage Company)
BALANCE SHEET
JUNE 15, 2001



ASSETS

Current Assets
Cash                                                                 $    -
                                                                      -------
Total Current Assets                                                      -
                                                                      -------


Other Assets

Incorporation costs                                                      545
                                                                      -------

Total Other Assets                                                       545
                                                                      -------

TOTAL ASSETS                                                         $   545
                                                                      -------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Advance from shareholder                                             $    -
                                                                      -------

TOTAL CURRENT LIABILITIES                                                 -
                                                                      -------

Stockholders' Equity
Preferred stock, authorized 5,000,000 shares par value $ .001:
 none outstanding
Common stock, authorized 50,000,000 shares, par value $ .001,
 issued and outstanding - 1,000,000                                    1,000
Deficit accumulated during the development stage                        (455)
                                                                      -------

Total Stockholders' Equity                                               545
                                                                      -------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $   545
                                                                      =======


The accompanying notes are an integral part of these financial statements.

THE GIZMO COMPANY
(A Development Stage Company)
STATEMENT OF OPERATIONS
FOR THE PERIOD JUNE 4, 2001(INCEPTION) TO JUNE 15, 2001


INCOME                                                               $    -
                                                                      -------

OPERATING EXPENSES
Professional fees                                                         -
Amortization expenses                                                     -
Administrative expenses                                                  455
                                                                      -------

Total Operating Expenses                                                 455
                                                                      -------

Net Loss from Operations                                             $  (455)
                                                                      =======

Weighted average number of shares outstanding                       1,000,000
                                                                    =========

Net Loss Per Share                                                  $ (0.0005)
                                                                     ========






The accompanying notes are an integral part of these financial statements.

THE GIZMO COMPANY
(A Development Stage Company)
STATEMENT OF CASH FLOWS
FOR THE PERIOD JUNE 4, 2001(INCEPTION) TO JUNE 15, 2001


Indirect Method

Cash Flows From Operating Activities
Net loss for the period                                              $  (455)
Adjustments to reconcile net loss to net cash used
 in operating activities:
 Stock issued for services                                             1,000
Changes in assets and liabilities
 Increase in Other Assets                                               (545)
                                                                      -------

                                                                         455
                                                                      -------

Net Cash Used in Operating Activities                                     -
                                                                      -------


Cash Flow From Financing Activities
Issuance of common stock                                                  -
                                                                      -------

Net Cash Provided By Financing Activities                                 -
                                                                      -------

Increase(decrease) in Cash                                                -


Cash and Cash Equivalents - Beginning of period                           -
                                                                      -------

Cash and Cash Equivalents - End of period                            $    -
                                                                      =======


Supplemental Cash Flow Information

 Interest paid                                                       $    -
                                                                      =======
 Taxes paid                                                          $    -
                                                                      =======







The accompanying notes are an integral part of these financial statements.

THE GIZMO COMPANY
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
FOR THE PERIOD JUNE 4, 2001(INCEPTION) TO JUNE 15, 2001



                                                           Deficit
                                                         Accumulated
                                              Additional During the
                        Common Stock            Paid-In  Development
                     Shares       Amount        Capital    Stage       Totals

Balance - June 4,
    2001               -        $    -         $    -    $    -      $    -


Stock issued for
  services       1,000,000        1,000             -       -          1,000


Net loss for
 period               -              -              -       (455)       (455)
                ----------       -------        -------    ------     -------

Balances - June
  15, 2001       1,000,000     $   1,000        $   -     $ (455)    $   545
                ==========      ========        =======    ======     =======











The accompanying notes are an integral part of these financial statements.

THE GIZMO COMPANY
(A Development Stage Company)
Notes To Financial Statements
June 15, 2001

Note 1 - Organization and Summary of Significant Accounting Policies:

Nature of Business

The Gizmo Company(the "Company") was incorporated on June 4, 2001 under the laws of the State of Nevada. The Company's primary business operations are to engage in manufacture and distribution of innovative products. The Company is also searching for a viable entity upon which to merge and/or acquire. The Company intends on going public in order to raise the funds required in order to fulfill its business objectives.

The Company's fiscal year end is December 31,

Basis of Presentation - Development Stage Company

The Company has not earned any revenue from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considered all cash and
other highly	liquid investments with initial maturities of three months or less to be cash equivalents.

Net earning (loss) per share

Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

THE GIZMO COMPANY
(A Development Stage Company)
Notes To Financial Statements
June 15, 2001


Fair Value of Financial Instruments

The carrying amount of advances for shareholders is considered to be representative of its respective fair value because of the short-term nature of these financial instruments.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse.

Note 2 - Capital Stock Transactions

The authorized capital common stock is 50,000,000 shares of common stock at $.001 par value. The Company has issued 1,000,000 of common stock for services rendered in connection with incorporation costs and administrative expenses totaling $ 1,000.

Note 3 - Going Concern:

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company operations are in the development stage and the Company has generated no income.

The future success of the Company is likely dependent on its ability to attain additional capital to develop its proposed products and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.